Contact

www.linkedin.com/in/jacobshea (LinkedIn)

Top Skills

Mobile
Digital Marketing
New Business Development

Languages

Spanish

Certifications

Introduction to Corporate Finance
Fundamentals of Quantitative Modeling
Financial Acumen for Non-Financial Managers
Introduction to Spreadsheets and Models
Finance & Quantitative Modeling for Analysts Specialization

Honors-Awards

Vice Presidents Award

Publications

This Is What VCs Talk About 5 Minutes After Founders Finish Pitching

Jacob Shea

Venture Capitalist, Partner at Structure Capital, Programmer, Mascot of Life. Investor in Zero Waste, SaaS, AI, ML, Marketplaces & Good Humans.

San Francisco, California, United States

Summary

Jacob Shea has spent his career focused on the interchange of technology, marketing, and business. Coming from a software engineering background, he has played leadership roles in technology, investing and marketing advisory roles for a variety of companies from digital agencies to startup businesses to some of the largest global brands. He currently is an advisor and consultant to brands and early growth-stage companies as a Partner at Structure Capital venture fund.

Jacob was previously EVP of Technology and General Manager for JHG (Acquired by GA Communication Group) Digital Agency, where he led Development teams, Creatives, Analytics, and PMs, which drove integrated marketing, eCommerce, and technology development for their brands. He co-founded the agency in 2006 which sold in 2010. Previously coming from Dell Computers, where he served as a programmer, program analyst, and technology and product advisor for 10 years.

Jacob held technology, product, management, and consulting positions at companies including Dell Computers, FanVision, Qualcomm, NFL, and Pixar. Currently Board Member at Lettuce Grow, Canopy, Copia and advisor for other impact type companies leading with technology.

Specialties: Software Architecture, Software Engineering, Databases, SQL, AI/ML, Strategic Planning, Product, Platform Startup Growth, Venture Funding, Raising Capital, Team building and Scaling from Zero to One. Investor in Zero Waste, SaaS & Marketplaces & Good Humans.

I understand the journey from Zero to One by experience.

Experience

Structure Capital
9 years 9 months

Partner
January 2016 - Present (8 years 9 months)

At Structure Capital, we help passionate teams build great companies by investing seed-stage capital, time, experience and relationships. We focus on companies that create a new market or new set of buyers by exploiting, capitalizing and profiting on under-utilized assets. Assets might include cars, houses, planes, airports, time, skills, knowledge, storage, transport, office space, hotel rooms, event space, personal property, and much, much more.

We strategize with our portfolio companies founders, advise on growth, gaining traction, dealing with scale and deploying technology within. Using our extended network, we help connect our founders with the right people, best platform for the job, and those other funds or companies that can help these startups continue their growth.

We Operate!

http://structure.vc
http://structure.vc/brand-camp
https://www.kearney.com/get-to-know-us/start-up-consulting-hub/venture-boost-camps

Two Seed funds Raised, and One Growth fund.

Entrepreneur In Residence
January 2015 - December 2015 (1 year)
San Francisco Bay Area

Lettuce Grow
Board Member
October 2021 - Present (3 years)
Los Angeles, California, United States

Lettuce Grow is on a mission to reconnect people with our food and planet by making healthy, sustainable, farm-fresh produce easy to grow at home, the market leader in the vertilca. I was raised on a farm in Texas, this company and its mission is very close to my heart. Also a seed investor.

CANOPY
Board Observer
January 2019 - Present (5 years 9 months)
San Francisco Bay Area

CANOPY is an exceptional network of shared workspaces for both accomplished professionals and aspirational entrepreneurs alike – a sophisticated and diverse community of thinkers, creators, builders, and innovators.

A curated incubating space that re-envisions where the modern professional works."—Forbes

Top Tier Impact
Member
2021 - Present (3 years)

Top Tier Impact (TTI) is the members-only ecosystem of investors, entrepreneurs and professionals who are focused on solving the critical issues of our time.

Northbeam
Seed Investor
2021 - Present (3 years)
Los Angeles Metropolitan Area

Through the use of first-party data collection and machine learning, Northbeam delivers actionable insights to DTC and ecommerce brands that result in a clear picture of your customers' buying behavior.

BitGreen
Seed Investor
2021 - Present (3 years)

BitGreen is a purpose-built blockchain for bringing uninhibited capital to impact investing markets.

Sunfish
Seed Investor
May 2022 - Present (2 years 5 months)

Sunfish works with IVF clinics throughout the country to ensure a seamless lending experience, providing support for IVF, Egg Freezing, Embryo Creation, Egg Donors, and Surrogacy. Sunfish can support your entire journey, including medication, and up to 5 years of embryo storage.

https://joinsunfish.com/

HIFI Labs

Technology Advisor

March 2020 - September 2023 (3 years 7 months)

San Francisco Bay Area

HiFI Labs is redefining the way that artists are identified and developed - putting the artist first. We develop and empower great artists and their ideas to help them shape the future of music.

The Village

Strategic Technology Advisor

January 2017 - July 2022 (5 years 7 months)

Mission:A family of companies whose people are obsessed with a belief that by acting together they can and will achieve more.

Vision: To attract and win opportunities so significant that they materially impact the lives of our people, our community and our charitable efforts while living our Christian-based values. These opportunities are so powerful that we couldn't even dream of achieving them acting separately.

GamerGreen

Co-Founder & Chief Technology Officer

January 2014 - December 2017 (4 years)

San Francisco Bay Area

GamerGreen is a B2B to B2C loyalty platform that is integrated with traditional amusement vending including: bulk, plush, merchandiser products, redemption games and more. Our goal is to reduce waste in brick and mortar, and give players more benefits for casual gaming while rewarding them with online prizes.

Consumers earn G-Tickets by collecting codes found on the products and through redemption games. They save up their G-Tickets and redeem for real-world prizes that are then shipped directly to them while helping Operators and Locations Solve Business Objectives.

GamerGreen enables brick and motor brands a platform to create campaigns to drive customers back to their locations, while providing analytics and

demographic data, while rewarding their customers. GamerGreen provided B2B reporting portals for Brands and Operators to understand their performance of locations and campaigns. B2B features included SaaS licensing and API access to data.

GamerGreen was acquired by The Village Companies in 2018, which runs successful businesses that give back to the communities, second largest vending arcade company in the US.

******
The Village Companies encompasses and owns a diverse group of various companies in three complementary competencies; manufacturing, innovation and community service. They are 515 employees strong centered around common Core Values. Combining each of these market focuses allows us to have a very unique perspective and group of resources to develop innovative solutions, products and experiences that few others can even dream of offering.

https://thevillage.bz/

Copia (formerly Feeding Forward) YC W'16
Chief Technology Officer
January 2016 - March 2017 (1 year 3 months)

As a Structure Capital investment, I proudly parachuted in to support Copia, a Y-Combinator 2016 company, streamlines critical connections between those with excess food (e.g. restaurants, markets, banquets, sporting events, conferences) and those in need (e.g. food banks, homeless shelters, human service organizations). We enable rapid redistribution of excess food and challenge the structural causes of food waste and hunger.

When your business has excess food, you will be able to use our website or mobile app to request a pickup of your excess food. Our algorithm will connect the amount and type of food to nearby non-profits in need. Our driver then recovers and distributes the food. Your business will then receive photos and testimonials from the people fed allowing you to see the impact you made through Copia!

Serve as Chief Technology Officer to build systems for operations and logistics
* Development of mobile apps for on-demand services by consumers

* Integration of Delivery Management System for driver management
* Management of technology systems and team
* Bring in network of advisors and partners

https://gocopia.com

Feed your community and end hunger instantly!

Monthly Ventures
Entrepreneur in Residence & Senior Associate
August 2014 - January 2015 (6 months)
San Francisco, CA

MonthlyVentures is a Silicon Valley Seed Fund investing in Technology & Digital startups in the US and International.

We are looking for innovative software startups in the space of:
* Big data, analytics and business intelligence
* User engagement, targeting and monetization
* Developer tools
* Mobile
* eCommerce

We are looking for capable teams that are able to transform data into intelligence, and wisdom to solve real life problems in Mobile, Web, Big Screen, or Smart Cars to empower the future.

AMS - Asset Management System
Founder / Chief Technology Officer
July 2010 - January 2014 (3 years 7 months)
San Francisco Bay Area

Managed technology teams to build a white-label Asset Management System for corporate clients such as Qualcomm, MobiTV, FloTV, MediaFLo etc. SaaS application built using ASP.NET framework and open-source frameworks.

FanVision Network
Chief Digital Advisor / Chief Information Officer
July 2010 - October 2013 (3 years 4 months)
Greater New York City Area

Advise FanVision (RSE Ventures) on all Digital architecture, development and strategic growth. I oversaw development teams, eCommerce and Digital marketing tactics built by our internal teams and agency partners. We developed a secure transaction environment for online sales, fulfillment and B2B communication. Helped to bridge the gap between IT and the business through solutions benefiting both the consumer and our business partners. Formulated strategic goals for growth and costumer acquisition. Launched Digital campaigns to drive acquisition of new consumers, including development of automated marketing campaigns and targeting at events.

Over the years we supported and deployed eCommerce, marketing solutions and technical operations to work with NASCAR, F1, INDY 500, NFL teams and PGA events, including Multi-screen marketing and Multichannel marketing. Anticipating trends in the sport market place with regards to our Media technology for current and new partners.

JHG (Purchased by Goble & Associates in 2010)

Managing Director, EVP of Interactive and Technology

January 2006 - July 2010 (4 years 7 months)

Equity owner, Managing Director, EVP of Interactive and Technology for Agency. Managed all client teams, including Creative, Development, Analytics, etc.

Pushed innovation, business strategy, creative and all client support functions to deliver digital marketing solutions for brands including Comcast, Disney, Yahoo Sports, Qualcomm, JVC, and FLO TV. Key relationship holder for major client accounts and responsible for account sustainability and growth.

Manage customer contact points and translate project requirements to internal support teams and production managers to establish thorough project plans and timelines. Accountable for all client interactive projects, budgets and execution. Provide clients with actionable ideas and insights in digital channels for launching new products, growing existing brands, and withstanding competitive launches/attacks.

Provide strategic support to internal groups and clients with digital strategy, creative campaigns and development tactics. Maintain pulsating industry knowledge in digital/interactive technology and marketing through strong industry networks and business partnerships. Leverage communication skills

with clients; able to clearly interpret relevant technology and creative ideas into an integrated solutions for client buy-in.

Dell

9 years 1 month

Consultant / Product Manager / Digital Strategist / Software Architect

January 2000 - January 2006 (6 years 1 month)

Provided technology advisory and software architecture support for Dell Computers for 6 years as a solution provider for web application design/ development, ecommerce, reporting and data mart development. Design and develop applications for direct impact on Dell’s brand and ROI. Evaluated tools and applications for Dell’s needs and growth to meet both consumer-facing and internal needs, based on in-depth knowledge of clients' high level strategic goals and industry

Managed team of developers internally and externally to implement medium to large scale online applications. Developed custom applications and websites using ASP.NET, Open Source, frameworks and cobol mainframe systems.

We developed robust databases, cubes and datamarts for worldwide reporting systems used daily for Executive level business decision making, including Michael Dell.

Key Points

- Left Dell has an employee to become an Advisor to the rest of the company, and bring outside talent to execute.
- Worked with internal groups like Dell IT, Logistics, Tech Support, Dell Home Sales, Product Group, Product Group IT, Product Group Finance and Dell Home Sales

Program Analyst III & Developer

January 1997 - January 2000 (3 years 1 month)

Austin, Texas Area

Hired at 19 as a Full time Software Developer, while attending college, I supported internal customer support teams building tools, databases, and automating processes to better support our Enterprise/Large Business customers. Over the years my role was expanded to work with Dell.com, Support.Dell.com and Dell IT organizations. At that time we Dell.com was was the largest transactional ecommerce website in the world. Worked with third party companies to pilot software solutions to leverage the best and latest

technologies to integrate into our production sites. Renovated programs and processes by developing client/server tools, reporting data marts and web applications to automate/revamp old processes to meet the needs of customer growth at the company.

Key Points
* Developed SQL databases and OLAP Cubes for executive reporting
* Used Agile and MSF methodologies to manage and build projects
* Administrator of web and database servers
* Received the Vice President's Award (2 awarded a year within company)

Best Buy
Computer Technician
January 1995 - 1996 (1 year)
El Paso, Texas Area

I was that dork in the small closet that fixed your computer, while downloading drivers via BBS Modem, and running a BBS at home. Great experience so early in my technology career.